

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 30, 2010

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
3006 Northup Way, Suite 103
Bellevue, WA 98004

>    **Re:    eMagin Corporation
>           Annual Report on Form 10-K for the
>           fiscal year ended December 31, 2009
>           Filed March 25, 2010
>           File No. 1-15751**

Dear Mr. Sculley:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.     It appears some of your disclosure has been repeated from previous disclosure in your prior filings. For example, we note:

- The disclosure in the "Government Contract Funding" section on page 7 of your Form 10-K that your "*recent* contracts have been awarded for development of power efficient microdisplay for US Army Night Vision and development of ultra-high resolution display for US Army telemedicine" is identical to disclosure on page 7 of your Form 10-K for the previous fiscal year.

- The disclosure in the "Manufacturing Facilities" section on page 9 of your Form 10-K that "We currently have the equipment needed for profitable operations in place. We plan to add equipment to increase capacity and yield over the next two years to meet expected demand for [y]our microdisplays" is identical to the disclosure on page 8 of your Form 10-K for the previous fiscal year.

- You included a risk factor on page 11 of your Form 10-K as well as on pages 13 and 18 of your Form 10-K for the previous fiscal year and your amended Form 10-K for the fiscal year ended December 31, 2007, respectively about the "manufacture of active matrix OLED microdisplays is new."

- You included a risk factor on page 14 of your Form 10-K as well as on pages 15 and 20 of your Form 10-K for the previous fiscal year and your amended Form 10-K for the fiscal year ended December 31, 2007, respectively that your "products will likely experience rapidly declining unit prices."

Please avoid using boilerplate disclosure in future filings and advise us how you intend to address these disclosures.

2.    We note a number of press releases you have included on your web site. These include:

- your August 17, 2010 press release on your website that you received notice of a subcontract that has a potential value of $15.2 million for U.S. Army enhanced night vision goggles.

- We note your August 12, 2010 press release on your website that you completed the design phase of a $3.2 million subcontract for the U.S. Department of Defense for a microdisplay with production volumes to be delivered in the third quarter of fiscal 2010.

- We note your March 25, 2010 press release on your website about your project with the U.S. Army's Telemedicine and Technology Research Center regarding $6.4 million in funding over the next two years.

Please tell us why you have not filed a Form 8-K concerning the award and have not filed the contract as an exhibit for each of these transactions.

Government Contract Funding, page 7

3.    Please disclose in future filings, if material, the percentage of your revenue from funding that you receive pursuant to research contracts or subcontracts funded by various agencies of the U.S. government.

4.      In future filings, please disclose the material terms of the awards.  Also, please tell us where you filed as exhibits the material agreements, if applicable, related to such awards.

Our Strategy, page 8

5.      In future filings, please disclose the material terms, such as the duration of the agreement and termination provisions, of your Cooperative Research and Development Agreement mentioned in the fourth bullet of this section.  Also, please tell us where you filed as an exhibit the agreement.

Customers, page 9

6.      In future filings, please disclose the percentage of your net revenue from military customers and the percentage of your net revenues from commercial customers.

We rely on key source and limited source suppliers, page 12

7.       In future filings, expand the appropriate section to clarify whether you have written agreements with your material suppliers, identify the material suppliers, and disclose the material terms of the agreements.  Also, tell us where you have filed as exhibits your material agreements with your suppliers.

Overview, page 20

8.      When drafting future "Overview" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003).  As noted in that release, an overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements.  A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;

- include economic or industry-wide factors relevant to the company;

- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and

- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your March 25, 2010 press release on your earnings conference call.

Stock-based Compensation, page 21

9.      Please tell us where you filed as an exhibit the 2008 incentive stock option plan.

Liquidity and Capital Resources, page 25

10.     In future filings, please disclose the material terms of the line of credit with Access Business Finance LLC.  We note the disclosure in Note 8 on page 37.

Note 15 – Concentrations, page 51

11.     We see your disclosure in Note 1 on page 33 that your products are sold in North America, Asia and Europe.  We also see your disclosure in Note 15 that for the year ended December 31, 2009 approximately 43% of your net revenues were derived from international customers. Please tell us why you have not provided the geographic disclosures required by FASB ASC 280-10-50-41.

Directors, Officers and Corporate Governance, page 55

12.     In future filings, provide the disclosure required by Item 401(e) of Regulation S-K.  For example, please describe the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Jay Mumford at (202) 551-3637 if you have questions on other comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3157 with any other questions.

Sincerely,


Brian Cascio
Accounting Branch Chief


cc (via fax): Richard A. Friedman, Esq.